DBRS FORM NRSRO

EXHIBIT 4

July 2019

Organizational Structure

DBRS

July 2019

Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates



Morningstar, Inc. (US)
Morningstar Credit Ratings, LLC (US) *
Morningstar Ratings Holding Corp. (US)
Ratings Acquisition Corp. (Cayman)
AAA UK Holding Co. Limited (UK)
AAA UK Acquisition Co. Limited (UK)
DBRS, Inc. (US) *
DBRS Limited (Canada)
DBRS Ratings Limited (UK)
DBRS Ratings GmbH (Germany)
DBRS Ratings GmbH (Madrid Branch Office)

* Morningstar Credit Ratings, LLC and DBRS, Inc. are separately registered with the Securities and Exchange Commission as Nationally Recognized Statistical Rating Organizations. DBRS Limited, DBRS Ratings Limited and DBRS Ratings GmbH are credit rating affiliates of DBRS, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Chief Executive Officer
Chief Information Officer
Global Technology &
Global Data Management
Chief Legal Counsel
Group Managing Director
Growth & Strategy
Chief Financial Officer
Head of Internal Audit &
Global Enterprise Risk Management
Country Head, Canada
Head of Europe
European Operations
Managing Director
Head of Global
Business Development
Group Managing Director
Global Corporates
Group Managing Director
Structured Finance
Group Managing Director
Financial Institutions & Sovereign
Chief Credit Officer
Credit Policy

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Chief Executive Officer
Group Managing Director Global Corporates
Group Managing Director Global Financial Institutions & Sovereign
Group Managing Director Global Structured Finance
Project Finance
Infrastructure Finance
Real Estate & Public Finance
Industrials
Consumer, Communications, Retail & Media
Corporate Research & Analysis
Energy/ Banking
Financial Institutions
Non-Banking Financial Institutions
Sovereign
Structured Credit
Asset-Backed Securities
Residential Mortgage Backed Securities
Commercial Mortgage Backed Securities
Covered Bonds
Surveillance
Canadian Structured Finance
Operational Risk
Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Chief Executive Officer
Chief Legal Counsel
Chief Compliance Officer
General Counsel Canada
General Counsel Europe
Global Regulatory Counsel Canada
Regional Compliance Officer Madrid
Designated Compliance Officer New York
Regional Compliance Officer Toronto

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of July 2, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware
DBRS, Inc. (1)	Delaware
Morningstar Global LLC	Delaware
Morningstar Investment Management LLC	Delaware
Morningstar Investment Services LLC (2)	Delaware
Morningstar Ratings Holding Corp.	Delaware
Morningstar Research Services LLC	Delaware
Pitchbook Data, Inc.	Delaware
Morningstar Commodity Data, Inc.	Illinois
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (3)	Australia
Morningstar Investment Management Australia Limited (4)	Australia
Morningstar Australasia Pty Limited (5)	Australia
Morningstar Direct Investments (6)	Australia
Morningstar Group Australia Pty Limited (7)	Australia
Morningstar Brazil Financial Information Ltda. (7)	Brazil
DBRS Limited (1)	Canada
Morningstar Associates, Inc. (8)	Canada
Morningstar Canada Group, Inc. (7)	Canada
Morningstar Research, Inc. (8)	Canada
Fund Votes Research Ltd. (9)	Canada
Ratings Acquisition Corp (10)	Cayman Islands
Servicios Morningstar Chile Ltd. (7)	Chile
Morningstar (Shenzhen) Ltd. 11)	China
Morningstar Danmark A/S (12)	Denmark
Morningstar Danmark Holding Aps (7)	Denmark
Morningstar France Holding SAS (7)	France
Morningstar France Fund Information SARL (13)	France
Morningstar Investment Consulting France SAS (13)	France
DBRS Ratings GmgH (1)	Germany
Morningstar Deutschland GmbH (7)	Germany
Morningstar Asia, Ltd. (7)	Hong Kong
Morningstar Investment Management Asia Limited (2)	Hong Kong

Subsidiary	Jurisdiction of Formation
Morningstar India Private Limited (14)	India
Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Italy, S.R.L. (7)	Italy
Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Korea, Ltd.	Korea
Morningstar Luxembourg SARL (7)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Europe, B.V. (15)	The Netherlands
Morningstar Holland, B.V. (16)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (5)	New Zealand
Morningstar Norge AS (7)	Norway
Morningstar Investment Adviser Singapore Pte Limited (11)	Singapore
Morningstar Research Pte Limited (11)	Singapore
Morningstar Research (Proprietary) Limited (7)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Europe Services, S.L. (7)	Spain
Morningstar Network, S.L. (7)	Spain
Morningstar HoldCo AB (7)	Sweden
Morningstar Sweden AB (17)	Sweden
Morningstar Switzerland GmbH (7)	Switzerland
Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) Ltd. (7)	United Arab Emirates
AAA UK Holding Co. Limited (18)	United Kingdom
AAA UK Acquisition Co. Limited (19)	United Kingdom
DBRS Ratings Limited (1)	United Kingdom
Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Europe, Ltd. (7)	United Kingdom
Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Real-Time Data Limited (20)	United Kingdom
Pitchbook Data Limited (21)	United Kingdom

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of July 2, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

(1) AAA UK Acquisition Co. Limited owns 100%.

(2) Morningstar Investment Management LLC owns 100%.

(3) Morningstar Australasia Pty Limited owns 100%.

(4) Ibbotson Pty Limited owns 100%.

(5) Morningstar Direct Investments owns 100%.

(6) Morningstar Group Australia owns 100%.

(7) Morningstar Holland B.V. owns 100%.

(8) Morningstar Canada Group, Inc. owns 100%.

(9) Morningstar Research, Inc. owns 100%.

(10) Morningstar Ratings Holding Corp. owns 100%.

(11) Morningstar Asia, Ltd. owns 100%.

(12) Morningstar Danmark Holdings Aps owns 100%.

(13) Morningstar France Holding SAS owns 100%.

(14) Corporate Fundamentals, Inc. owns 100%.

(15) MStar Holdings C.V. owns 100%.

(16) Morningstar Europe, B.V. owns 100%.

(17) Morningstar HoldCo AB owns 100%.

(18) Ratings Acquisition Corp owns 100%.

(19) AAA UK Holding Co. Limited owns 100%.

(20) Morningstar U.K., Ltd. owns 100%.

(21) Pitchbook Data, Inc. owns 100%.